Consent of Independent Registered Public Accounting Firm The Board of Directors Aurora Cannabis Inc. We consent to the use of: • our report dated June 19, 2024 on the consolidated financial statements of Aurora Cannabis Inc. (the “Entity”) which comprise the consolidated statements of financial position as of March 31, 2024 and March 31, 2023, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended March 31, 2024 and the nine months ended March 31, 2023, and the related notes (collectively the “consolidated financial statements”), and • our report dated June 19, 2024 on the effectiveness of the Entity’s internal control over financial reporting as of March 31, 2024 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended March 31, 2024. We also consent to the incorporation by reference of such reports in the Registration Statement No. 333- 271479 on Form F-10 of the Entity. /s/ KPMG LLP Chartered Professional Accountants June 20, 2024 Vancouver, Canada